UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-38649

Viomi Technology Co., Ltd

Wansheng Square, Rm 1302 Tower C, Xingang East Road, Haizhu District

Guangzhou, Guangdong, 510220

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIOMI TECHNOLOGY CO., LTD
By:	/s/ Shun Jiang
	Name:	Shun Jiang
	Title:	Chief Financial Officer

Date: March 18, 2019

2.

Exhibit Index

Exhibit 99.1—Press Release

3.